September 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Amanda Kim, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Matthew Crispino, Staff Attorney

Jan Woo, Legal Branch Chief

Re:	VPC Impact Acquisition Holdings

Amendment No. 3 to Registration Statement on Form S-4

Filed August 19, 2021

File No. 333-254935

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are writing to provide the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 31, 2021 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-4, initially filed on March 31, 2021 (the “Registration Statement”) and amended on August 19, 2021. We are concurrently submitting via EDGAR this letter and Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 3 to Form S-4

Information about Bakkt

The Company, page 270

United States Securities and Exchange Commission

September 3, 2021

1.

Please revise the introductory discussion of Bakkt’s business to include a bullet point list explaining how the company currently generates revenue and how it expects to generate revenue in the future. Include the following:

•	Disclose the percentage of revenue that Bakkt currently generates from its loyalty redemption service;

•	Disclose clearly that revenue from Bakkt’s other offerings are currently immaterial;

•	Describe how Bakkt will generate revenue through its consumer app; and

•	Explain why Bakkt believes crypto trades will be a significant driver of its future revenue.

For example, we note the statement in your July 9th response letter that “The consumer app is separate from, and the buy/sell activity on Bakkt Marketplace does not provide consumers with access to, Bakkt’s institutionally-focused offerings. The current level of activity on the app is immaterial.”

Response:

The Company has revised the Amended Registration Statement accordingly on pages 271, 272 and 273 and, also on page 272, has included additional detail regarding more recent activity by Bakkt related to its ongoing partnership negotiations and onboarding efforts.

Our Relationship with ICE and the Triparty Agreement, page 291

2.

We note your reference to “our physically-delivered bitcoin futures contracts and the options contracts that are based on those futures contracts (collectively, “PDF Contracts”). Since you are the agent under the Triparty Agreement, clarify why you reference the PDF Contracts as being your contracts. Your customers are IFUS and ICUS under this agreement. Please revise your disclosure here and on page 289.

Response:

The Company has revised the Amended Registration Statement accordingly on pages 289 and 291.

Revenue Recognition

Triparty Agreement, page F-60

United States Securities and Exchange Commission

September 3, 2021

3.

In order to help us evaluate your response 5, please revise your accounting policy disclosure (and make corresponding revision as necessary throughout the filing) to more clearly articulate the nature of your promises by:

•

Clarifying the distinction, if any, between the custody function and the warehousing function. We note page 51 defines the Bakkt Warehouse as “the custody operations conducted by Bakkt Trust,” thus it is unclear whether the reference to warehousing is meant to describe a promise incremental to the promise to provide custody and promises (i) through (vi);

•	Clarifying when for a PDF Contract you commence providing custody (e.g. only upon maturity of the PDF Contract);

•

As a follow-up to the preceding bullet, clarifying the meaning of promise (iii), which refers to accepting bitcoin deposits, and its relationship to the custody service you provide. For example, is promise (iii) stating that you accept bitcoin deposits for a PDF contract between contract execution and its settlement or maturity, such that you provide custody prior to contract settlement or maturity?

•	Clarifying whether all promises, other than custody, are completed within the one month PDF contract period; and

•

Revising the description of promise (ii) to clarify to whom you provide custody service. We note that the preceding sentence states that Bakkt’s customers under the TriParty Agreement are IFUS and ICUS and that promise (ii) includes “ensuring safe storage of bitcoin for PDF Contract Traders.”

Response:

The Company has revised Bakkt’s consolidated financial statements in the Amended Registration Statement accordingly on pages F-60 and F-61 and has made conforming revisions on pages 286, 291, 312 and 313 and in Bakkt’s unaudited interim consolidated financial statements on pages F-100 and F-101. The Company also respectfully advises the Staff that Bakkt’s custody function and its warehousing function are the same. “Bakkt Warehouse” is the brand Bakkt uses in connection with its custody services, as explained in page 271 of the Amended Registration Statement.

4.	In order to help us evaluate your response 7 related to recognition, please revise your disclosure to:

•	Clarify whether you are applying the practical expedient described in ASC 606-10-10-4.

•	Clarify what you mean in the description of the average obligation period by the phrase “until the PDF Contract is settled by the PDF Contract Trader”

United States Securities and Exchange Commission

September 3, 2021

and how that point in time relates to the maturity of the PDF contract. For example, the description of promise (ii) refers to when PDF Contracts settle through physical delivery, which occurs upon maturity, and notes that a number of PDF contracts settle prior to maturity.

Response:

The Company has revised Bakkt’s consolidated financial statements on pages F-60, F-61 and F-63 of the Amended Registration Statement and has made conforming revisions on pages 286, 312, 313 and 315 and in Bakkt’s unaudited interim consolidated financial statements on pages F-100, F-101 and F-104.

5.

It is unclear from response 6 your basis for asserting that a single performance obligation exists. In order to help us evaluate your response, please either explain to us whether the timing and amount of recognition of revenue would change materially if custody and/or promises (i) through (vi) were separate performance obligations and the reasons why or why not or provide an accounting analysis supportive of your conclusion that a single performance obligation exists.

Response:

As disclosed in the Amended Registration Statement, the Company respectfully advises the Staff that Bakkt has never reported positive revenue from the Triparty Agreement. Revenue from the Triparty Agreement has decreased on both a gross and net basis from 2020 to 2021 due to a reduction in incentives and rebates, which in turn has resulted in a decline in volume, and as such the revenue generated under the Triparty Agreement is immaterial in 2021.

As disclosed on page 313 of the Amended Registration Statement, Bakkt has concluded that it has a single performance obligation to provide a stand-ready custody function that supports the trading and clearing services as required for the PDF Contracts for PDF Contract Traders, so that IFUS can execute its trading services and ICUS can clear and arrange for the settlement of the PDF Contracts. Bakkt has concluded that the related activities that collectively comprise this single performance obligation are not separately identifiable within the context of the Triparty Agreement, as all are necessary in order for IFUS and ICUS to offer PDF Contracts. This is consistent with the basis for conclusions in ASU 2016-10, BC 33.b, regarding the evaluation of whether two or more promises in a contract are separately identifiable. Similar to the rationale in the basis for conclusions, in order for IFUS and ICUS to receive the intended benefit of custody, Bakkt must have the custody services available at the time of the execution of the PDF Contract and be able to accept and store the bitcoin once the PDF Contract has been settled. The ability for IFUS and ICUS to derive the intended benefit of Bakkt’s custody services depends on Bakkt fulfilling all promises collectively, and not each promise separately, under the contract.

United States Securities and Exchange Commission

September 3, 2021

Further, for the reasons described below, the Company respectfully advises the Staff that, even if promises (i) through (vi) were considered separate performance obligations, rather than a single performance obligation as Bakkt has concluded, the timing and amount of revenue recognition would not materially change. Also, for the reasons described below, the timing and amount of revenue recognition would not materially change if promise (vi), which is related to providing custody for physically delivered bitcoin, was considered a separate performance obligation from promises (i) through (v), which are related to the stand-ready custody services.

Each PDF Contract is for one bitcoin. IFUS and ICUS pay Bakkt fees are on a per-contract basis. Approximately 96% of PDF Contracts are traded and settled within the month of trade execution and less than 1% of PDF Contracts on a monthly basis go to maturity and require physical delivery of bitcoin.

Promises (i) through (v) extend from trade execution through settlement. As noted above, since the inception of trading in September 2019, approximately 96% of PDF Contracts were settled in the month they were executed. The Triparty Agreement revenue inclusive of discounts associated with the PDF Contracts that remain open the month after they were executed represented 3.2%, (0.2)% and 0.1% of Bakkt’s total revenue in 2019, 2020 and the six months ended June 30, 2021, respectively. As such, Bakkt believes that deferral of that revenue for longer than the average one-month performance obligation would not materially change the timing and amount of revenue recognition.

Furthermore, as noted above, less than 1% of PDF Contracts on a monthly basis go to maturity and require physical delivery of bitcoin. The inception to date gross revenue (i.e., prior to rebates that are netted as contra-revenue) associated with all PDF Contracts that have gone to physical settlement is less than $15,000, which is immaterial to Bakkt’s financial statements. Therefore, any allocation of this revenue to a separate performance obligation with a separate performance obligation period would also be immaterial.

Given the short duration of the PDF Contract Trade lifecycle, the overall insignificance of Triparty Agreement revenues, and the fact that all of the promises made under the custody service must be delivered in order to have a PDF Contract, we believe accounting for Triparty Agreement performance obligations as a single performance obligation over the average performance period results in appropriate revenue recognition under ASC 606.

United States Securities and Exchange Commission

September 3, 2021

6.	Please file as an exhibit your Digital Currency Trading, Clearing, and Warehouse Services Agreement with IFUS and ICUS (the “Triparty Agreement”).

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it considered whether to file the Triparty Agreement as an exhibit to the Amended Registration Statement pursuant to Item 601 of Regulation S-K, and concluded that it is not required to file such agreement as an exhibit to the Amended Registration Statement. As of the date of effectiveness of the Amended Registration Statement, the Company will not be a party to the Triparty Agreement, will not have succeeded as a party to such agreement by assumption or assignment, and will not have a beneficial interest in such agreement as would otherwise be required by Item 601(b)(10)(i)(B) of Regulation S-K. We also note for the Staff that Item 17 In Part C of Form S-4, which requires disclosure of information about the company being acquired, does not require the filing of agreements material to the acquired company’s business as exhibits to a registrant’s registration statement. Additionally, the Company also considered the guidance provided by Regulation S-K Compliance and Disclosure Interpretation #246.08, and believes that the guidance does not apply to the transaction described in the Amended Registration Statement because such guidance is limited to a “joint Form S-4 registration statement for a stock-for-assets acquisition.”

The Company also acknowledges its obligations under the Securities Act of 1933, as amended and Rule 408 thereunder regarding the requirement, among others, that a registration statement include all material information that is necessary to make the required statements contained therein, in light of the circumstances under which they are made, not misleading. To that end, the Company believes that the summary of the Triparty Agreement contained on pages 291, 292 and 312-314 of the Amended Registration Statement contains all of the information related to this agreement that a shareholder would reasonably consider to be relevant when making a decision as to how to vote such shareholder’s shares. Accordingly, the filing of the Triparty Agreement itself will not add to the shareholders’ understanding of the requirements of the agreement applicable to Bakkt’s business, given the extensive summary of such requirements in the Amended Registration Statement, and therefore will serve no useful purpose to the voting shareholders. Finally, upon the closing of the Business Combination, Bakkt Holdings, Inc. will file its material agreements as exhibits to the “Super 8-K” in accordance with the requirements of Item 5.01 of Form 8-K and Item 15(b) of Form 10.

* * *

United States Securities and Exchange Commission

September 3, 2021

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

WHITE & CASE LLP